FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For May 15, 2007

NORSAT INTERNATIONAL INC.

(Registrant's Name)

Suite 110 - 4020 Viking Way
Richmond, British Columbia
Canada V6V 2N2

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F

   X

Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

    X

If 'Yes' is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b).

Not applicable

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Norsat International Inc.

(Registrant)

Date:   May 15, 2007

By: Signed "Cathy Zhai"

Cathy Zhai

Chief Financial Officer

NEWS RELEASE

                           For Immediate Release

Norsat Posts Q1 Results

Norsat Reports Second Consecutive Quarterly Profit

(Vancouver, Canada) May 15th, 2007, 05:00 EST - Norsat International Inc. reported first quarter earnings of $0.54 million or $0.01 earning per share, representing its second consecutive quarter of net profit. The earnings improvement was helped by the introduction of new products and buoyant sales in both business units.

The company reported first quarter sales of $4.4 million, gross margins of 53%, and a net profit of $0.54 million, or $0.01 earning per share on a diluted basis. These results represent a substantial improvement over the same period last year. For the same period last year, Norsat reported sales of $2.9 million, gross margins of 39%, and a net loss of $1.8 million, or a loss per share of $0.04 on a diluted basis.

"We are pleased by the emerging pattern of profitable growth," said Dr. Amiee Chan, president and CEO, Norsat International Inc. "Our financial model seems to have weathered a seasonally slow quarter. The prevailing geopolitical uncertainty is naturally helping and providing a new momentum."

Both business units performed better than the same period last year. In the first quarter of 2007, the Satellite Systems business unit generated $2.7 million; and the Microwave Products business unit produced $1.7 million.  For the same period last year, sales of satellite systems and microwave products totaled $1.9 million and $1.0 million respectively.

Gross margins were also much improved at 53%, up from 39% for the same period last year.

Operating expenses were substantially lower than the same period last year as the company accelerated its outsourcing and development partnering initiatives. First quarter operating expenses were 43% lower at $1.6 million. Compared to the same period last year, sales, general and administrative expenses were 43% lower in the first quarter, at $1.3 million, product development expenses declined by 68% to $0.3 million, and amortization expenses were 40% lower at $75,000.

By March 31, 2007, working capital had climbed to $3.3 million due to stronger sales, an employee share purchase plan and the retirement of convertible debt. This represents an improvement of $1 million over the closing balance at the end of the previous quarter.

As of March 31 2007, cash, accounts receivable and inventory balances were $0.6 million, $2.8 million and $3.5 million respectively.  Meanwhile, accounts payable and accrued liabilities dropped by $0.8 million over the quarter, to $2.7 million.

Conference Call

Dr. Amiee Chan will host a conference call at 10:00 a.m. (Pacific Standard Time) today to discuss first quarter results. Interested parties may dial in at +1.800.525.6384 (or +1.780.409.1668). The conference ID number will be 7795527.

Forward Looking Statements

Statements in this news release relating to matters that are not historical fact are forward-looking statements based on current expectations, forecasts and assumptions that involve risks and uncertainties that could cause actual outcomes and results to differ materially. Factors that could cause or contribute to such differences include, but are not limited to, general economic conditions, changes in technology, reliance on third party manufacturing, managing rapid growth, global sales risks, limited intellectual property protection and other risks and uncertainties described in Norsat's public filings with securities regulatory authorities.

This information should be read in conjunction with Norsat's audited consolidated financial statements and related notes included therein for the year ended December 31, 2006, and the Management Discussion and Analysis for the year ended December 31, 2006. The company's results are consolidated with those of Norsat.

All of the company's financial statements are prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP).  Additional information may be found at www.norsat.com.

About Norsat International Inc.

Norsat International Inc. designs, engineers and markets intelligent satellite solutions for high-speed data transmission. Additional information is available at www.norsat.com. Further information is available through email at investor@norsat.com or by phone, 1-604-821-2808.

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Norsat International Inc. Contact:

Dr. Amiee Chan

+1 (604) 821-2808

achan@norsat.com